CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Kirkland Lake Gold Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Soares, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 1, 2019	signed “David Soares” David Soares Chief Financial Officer (Principal Financial and Accounting Officer)
A signed original of this written statement required by Section 906 has been provided to Kirkland Lake Gold Ltd. and will be retained by Kirkland Lake Gold Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.